

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2019

By E-Mail

Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

      Re: **MiMedx Group, Inc.**
               Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2019
               Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George
               File No. 001-35887

Dear Ms. Crawford:

We have reviewed your filing and have the following comments.

1. Please revise the answer to the question "Which directors will be elected at the June 17th Annual Meeting?" to remove the possibility that more than three directors will be elected. We note that the court order is limited to the three seats designated as Class II directors. Please ensure that if the disclosure referenced in this comment letter is revised in additional filings you also make the revisions to the materials on your website.

2. Please revise in future soliciting materials your reference to the "2019 MiMedx Annual Meeting." We note that the court's order relates to the 2018 annual meeting.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that your nominees "would bring much needed operational, financial and governance expertise to the Board."

Please direct any questions to me at (202) 551-3619.

                                 Sincerely,

                                 /s/ Daniel F. Duchovny
                                 Daniel F. Duchovny
                                 Special Counsel
                                 Office of Mergers and Acquisitions